For immediate release
                                                                     May 8, 2008

                   Toyota Announces Year-End Financial Results
          Achieves Record Net Revenues, Operating Income and Net Income
  (All consolidated financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

Tokyo--TOYOTA MOTOR CORPORATION (TMC) today announced operating results for the fiscal year ended March 31, 2008.

On a consolidated basis, net revenues for the fiscal year ended March 31, 2008 totaled 26.29 trillion yen, an increase of 9.8 percent compared to the last fiscal year. Operating income increased 1.4 percent to 2.27 trillion yen, and income before income tax, minority interest and equity in earnings of affiliated companies was 2.44 trillion yen. Net income increased 4.5 percent to 1.72 trillion yen. All of these figures marked record results.

Operating income increased by 31.7 billion yen to 2.27 trillion yen, due to positive contributions of 290.0 billion yen from marketing efforts and 120.0 billion yen from cost reduction efforts, and negative factors including 48.1 billion yen of valuation losses on interest rate swaps. Excluding this 48.1 billion yen, operating income on a non-USGAAP basis increased substantially by
79.8 billion yen to 2.34 trillion yen. Equity in earnings of affiliated companies increased by 60.6 billion yen to 270.1 billion yen, due to strong results of joint venture companies in China.

Commenting on the results, TMC President Katsuaki Watanabe said, "For this fiscal year, we posted our highest ever results in both revenue and profits. There are two key points for these results. First, our profit structure has become more geographically balanced, with growing contribution from resource-rich countries and emerging countries. We believe our growth strategy of utilizing every opportunity across the full product line-up and in all regions have shown strong results. Second, net income has steadily increased due to the growth of operating profit from global operations and equity in earnings of affiliated companies. Growth of equity in earnings has been particularly strong and has more than doubled over the last four years, mainly due to the rapid growth of Chinese operations."

TMC also announced a cash dividend for the full fiscal year of 140 yen per share, an increase of 20 yen over the last fiscal year. Watanabe added, "As a result, our dividend payout ratio will improve to 25.9% from 23.4% last year. We will aim to achieve a 30% consolidated dividend payout ratio as well as to strive for continuous growth of dividend per share."

In fiscal year 2008, Toyota's consolidated sales reached 8.91 million units, an increase of 389 thousand units over the last fiscal year.

In Japan,  vehicle sales  decreased by 85 thousand  units over the last year, to
2.19 million units. Operating income from Japanese operations was 1.44 trillion yen which was second only to the last fiscal year. Exports increased due to strong demand mainly in resource-rich countries and emerging countries. Toyota group's market share including mini-vehicles reached a record level of 42.0 percent due to successful launches of new models.

In North America, vehicle sales reached 2.96 million units, an increase of 16 thousand units. The new Camry launched in 2006 became the best-selling passenger car for six consecutive years, and sales of the Prius increased remarkably due to additional production capacity in Japan. As a result, Toyota's market share in the U.S. reached a record high of 16.3 percent. The dramatic decline in interest rates in the U.S. during this fiscal year resulted in an exceptional increase in valuation losses on interest rate swap transactions. Operating income was 305.3 billion yen for this fiscal year, but on a non-USGAAP basis, excluding the valuation losses on interest rate swap transactions of 91.4 billion yen, was 396.7 billion yen, despite profit decline in the financial business due to a slow down in the economy.

In Europe, operating income increased by 4.2 billion yen, to 141.5 billion yen. In Western Europe, sales of the Auris and Prius were strong although the markets in general saw a sluggish growth rate. Sales in Russia and Eastern Europe showed steady growth due to strong sales of models such as the Camry and Avensis. Toyota will continue to respond to growing local demand and further increase profits.

In Asia, operating income more than doubled to 256.4 billion yen over the last fiscal year. Improved profitability in Asia has become an important driver for Toyota's strong growth. Sales of models such as the IMV and Yaris were strong in countries including Indonesia and Thailand. Increase of production capacity in Thailand, in order to meet strong demand for the IMV vehicles from countries outside of Asia, showed steady contributions. Production of the new Corolla which started in Thailand and Taiwan this year, is expected to contribute to profit growth in Asia.

In Latin America, Oceania and Africa, operating income for this fiscal year increased more than ever by 60.4 billion yen, to 143.9 billion yen. Vehicle sales in all the three regions increased due to strong sales of models, such as the Corolla in Brazil, the IMV in Argentina and the Camry in Australia, which were developed to satisfy local tastes. The strong brand values of Toyota contributed to the high profitability.

TMC also announced its consolidated financial forecast for the fiscal year ending March 31, 2009. Based on an exchange rate of 100 yen to the U.S. dollar and 155 yen to the euro, TMC forecasts consolidated net revenues of 25.00 trillion yen, operating income of 1.60 trillion yen and net income of 1.25 trillion yen.

Watanabe concluded by commenting on the outlook. "We are facing a severe business environment. However, Toyota considers this headwind as a valuable opportunity to turn it into a more flexible and stronger company. To this end, we will aim to eliminate waste and review the process and structure of every aspect of our operations. Through such internal reforms, we will develop human resources and thus work to establish a company with true strength and long-term stability."

(Please see attached information for details on financial results. Further information is also available on the Internet at www.toyota.co.jp)
                                                 ----------------

     Cautionary Statement with Respect to Forward-Looking Statements
     This release contains forward-looking statements that reflect Toyota's plans and expectations. These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota's actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include: (i) changes in economic conditions and market demand affecting, and the competitive environment in, the automotive markets in Japan, North America, Europe and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the Euro, the Australian dollar, the Canadian dollar and the British pound; (iii) Toyota's ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (iv) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota's automotive operations, particularly laws, regulations and government policies relating to trade, environmental protection, vehicle emissions, vehicle fuel economy and vehicle safety, as well as changes in laws, regulations and government policies that affect Toyota's other operations, including the outcome of future litigation and other legal proceedings; (v) political instability in the markets in which Toyota operates; (vi) Toyota's ability to timely develop and achieve market acceptance of new products; and (vii) fuel shortages or interruptions in transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold. A discussion of these and other factors which may affect Toyota's actual results, performance, achievements or financial position is contained in Toyota's annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.

                                     # # #

             Contact: Public Affairs Division at (03) 3817-9110/9161